EXHIBIT 99.3

FOR IMMEDIATE RELEASE

IMRIS REPORTS STRONG FOURTH QUARTER 2010 RESULTS

-- Net income of $1.7 million --

WINNIPEG, Manitoba, February 14, 2011 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the fourth quarter 2010 highlighted by record financial performance that included strong revenue growth and the Company’s second consecutive quarter of positive EBITDA1 and earnings.  All figures are reported in Canadian dollars.

Highlights:

●	Record quarterly sales revenues of $25.2 million

●	Record quarterly gross profit as a percentage of sales of 46.4%

●	Record quarterly EBITDA of $3.6 million and net income of $1.7 million

●	Order bookings of $24.8 million including the first sale of IMRIScardio in the Middle East

●	Agreement with Varian Medical Systems to co-develop advanced new radiation therapy product

●	Listing on NASDAQ Global Market and completion of financing for net proceeds of $50.9 million

Sales revenues in the fourth quarter of 2010 increased by 26% to $25.2 million compared with Q4 2009.  Year to date December 31, 2010, sales increased by 62% to $71.8 million.  Gross profit also increased significantly, by 31% to $11.7 million in the quarter and by 58% to $31.0 million for all of 2010.  The Company achieved its second consecutive quarter of positive EBITDA and net income which were $3.6 million and $1.7 million respectively.  Net loss for full year 2010 was $1.4 million, representing an 84% improvement over 2009.

“2010 has been a solid year of growth for our Company,” said David Graves, IMRIS CEO.  “We finished the year with a strong fourth quarter, contributing to the achievement of annual EBITDA of $2.8 million.  Customer orders improved throughout 2010 and were $68 million in the second half of the year.  We are optimistic that annual order bookings in 2011 will build on this trend and be significantly higher.”

Financial Highlights:
($000’s except per share amounts) (unaudited)	3 months ended Dec 31			12 months ended Dec 31
	2010	2009	Change	2010	2009	Change
Sales	25,167	19,922	26.3%	71,755	44,418	61.5%
Gross profit	11,678	8,931	30.8%	31,040	19,669	57.8%
Gross profit as % of sales	46.4%	44.8%	n/m2	43.3%	44.3%	n/m
Operating expenses	8,994	8,120	10.8%	31,765	26,782	18.6%
EBITDA	3,608	1,408	156.3%	2,811	(4,951)	n/m
Operating income (loss) before:	2,684	811	230.9%	(725)	(7,113)	89.8%
Foreign exchange loss	(1,034)	(367)	(181.7%)	(814)	(2,025)	59.8%
Interest income (expense)	14	(26)	n/m	93	(27)	n/m
Net income (loss)	1,664	418	298.1%	(1,446)	(9,165)	84.2%
Basic earnings (loss) per share	0.04	0.02	100%	(0.04)	(0.33)	87.9%
Diluted earnings (loss) per share	0.04	0.01	300%	(0.04)	(0.33)	87.9%
Cash, cash equivalents & accounts receivable	76,236	39,991	90.6%	76,236	39,991	90.6%
Total assets	114,949	65,585	75.3%	114,949	65,585	75.3%

1 EBITDA is defined as earnings before interest income (expense), foreign exchange gain (loss), taxes and amortization.  See “Non-GAAP Financial Measures” in the Company’s Q4 2010 MD&A for a reconciliation of EBITDA to GAAP measures.

2 Not measurable.

Fourth Quarter and Twelve Month Results

Sales

Sales in the fourth quarter of 2010 were $25.2 million, increasing by 26% from $19.9 million in the fourth quarter of 2009. For the twelve month period of 2010 sales climbed by 62% to $71.8 million.  The stronger fourth quarter performance is due to increased system deliveries in 2010 versus 2009. The year to date increase is due to increased system deliveries and higher average revenue per system. IMRIS continues to expand its global footprint to provide top line growth and additional geographic diversification to the revenue mix.  Through this strategy, revenues from system installations outside North America climbed to 21% of total revenues in 2010 compared with only 2.5% in 2009. Growth in revenues from service contracts also contributed to higher sales results in 2010.  Revenues from service contracts contributed $0.7 million in the fourth quarter and $2.1 million year to date compared with $0.5 million and $1.8 million during the respective periods in 2009.

Gross Profit

Gross profit increased by 31% to $11.7 million in the quarter and by 58% to $31.0 million for all of 2010.  The improvements reflect strong year over year growth in sales revenues and changes in gross profit as a percentage of sales. Gross profit as a percentage of sales reached a record 46.4% in the fourth quarter and was 43.3% year to date.  In 2009, gross profit as a percentage of sales was 44.8% and 44.3% in the fourth quarter and 12 months respectively. The increase in quarterly gross profit as a percentage of sales reflected the delivery of higher margined systems during the quarter.   On a year to date basis gross profit was slightly lower due to the delivery of two lower margin systems earlier in the year.

Operating Expenses

Throughout 2010, IMRIS continued to carefully manage its investment in operations, driving strong top line growth while at the same time improving its financial performance. Operating expenses in the fourth quarter of 2010 were $9.0 million and $31.8 million year to date, compared to $8.1 million and $26.8 million during the same periods in 2009.  The 2010 increases include a significant increase in non-cash amortization expense primarily related to the acquisition of NeuroArm Surgical Limited at the beginning of the year.  In addition, higher cash operating costs have been incurred to fund growth in the business, increasing year over year by $0.5 million in the fourth quarter and by $3.6 million for all of 2010.  IMRIS continues to leverage its investment in operations to support long term growth.  The benefits of this approach are reflected in the decrease in operating expenses as a percentage of sales, which declined to 44% in 2010 from 60% in 2009.

EBITDA

EBITDA in the fourth quarter of 2010 was $3.6 million compared with $1.4 million in the fourth quarter of 2009.  Year to date, EBITDA improved to $2.8 million compared with negative $5.0 million in 2009.  With the strong performance in Q4 2010, IMRIS achieved full year positive EBITDA performance – a milestone in the Company’s evolution. The year over year improvements are primarily due to increased gross profit, net of the higher cash operating expenses described above.

Operating and Net Income

Operating income increased to $2.7 million from $0.8 million in the fourth quarter of 2009 contributing to a strong improvement in the Company’s annual operating loss which was $0.7 million compared with $7.1 million during 2009. Net income was $1.7 million in the fourth quarter of 2010 versus $0.4 million in Q4 2009.  Net loss improved by 84% to $1.5 million year to date. The year over year improvements reflect higher gross profit net of higher operating expenses to fund growth in revenues.   Foreign exchange losses arising from translation of foreign currency cash balances also contributed to the year over year changes.  The Company reported foreign exchange losses of $1.0 million and $0.8 million in the fourth quarter and full year 2010 compared with foreign exchange losses of $0.4 million and $2.0 million during the same respective periods in 2009.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2010 totaled $60.4 million.  In addition the Company had accounts receivable of $15.8 million, the majority of which are expected to be collected within the next 60 days.  During the fourth quarter of 2010 the Company completed an equity financing with the issuance of 11,100,000 common shares, resulting in net proceeds of $50.9 million.  The proceeds from the offering will be used to fund research and development, support continued global market penetration of IMRIS products and additional working capital associated with accelerated sales and production of IMRS products.

Backlog3

At December 31, 2010, IMRIS reported order backlog of $118.2 million – 5% higher than a year earlier, even after record backlog conversion that delivered revenues of $71.8 million for the year.  In the fourth quarter, 4 new system orders were received contributing to total bookings of $24.8 million.  These orders included an IMRISneuro sale in Europe and the Company’s first IMRIScardio sale in the Middle East.     During the quarter $25.2 million of backlog was converted into revenues, and the appreciation of the Canadian dollar late in 2010 resulted in a $1.4 million decrease in the valuation of backlog related to foreign currencies.  Net of these items, backlog at December 31, 2010 was $118.2 million, including $87.4 million of system orders and $30.8 million of service contracts.

IMRIS and Varian Medical Systems to Co-Develop MR-Guided Radiation Therapy System

On October 5, 2010 IMRIS announced an agreement with Varian Medical Systems to co-develop an innovative new MR-guided radiation therapy system for use in treating a variety of cancers.  Under the terms of the agreement, the two companies will develop a solution that combines IMRIS’s proprietary MR imaging technology with Varian’s TrueBeamTM system. Following successful completion of the development stage of this project, and subject to necessary regulatory approvals, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian’s global presence and leadership position in the fields of radiotherapy and radiosurgery to market the new product.

3 See “Non-GAAP Financial Measures” in the Company’s Q4 2010 MD&A for further information on backlog.

2011 Outlook

The Company anticipates a strong year of growth in system orders in 2011.  A number of factors are expected to contribute to this forecast including an improved capital spending environment in the US healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as the Company’s investments in other territories gain traction.   Another solid year of revenue performance in 2011 is expected with system orders in backlog forecast to convert into revenues at rates higher than in 2010.  Consistent with prior years, quarterly performance is expected to continue to be variable with a trend toward higher order flow, revenue, and financial performance in the back half of the year. Gross profit as a percentage of sales will be slightly lower than in 2010 as the early installations of the Company’s newest products IMRISNV and IMRIScardio continue to be rolled out.  As these products become more established in the market, the Company’s overall gross profit as a percentage of sales is expected to increase into the mid 40% range. In support of the Company’s priorities for the year, operating expenses as a percentage of sales are expected to increase marginally over 2010 levels, but with significantly higher year over year research and development expenditures which are forecast to increase from 8% of revenues in 2010 to 11% to 12% in 2011.  Spending in this area will primarily be used to advance development of the MR guided radiation therapy and MR guided surgical robotics products.  Limited increases are anticipated in other operational areas and amortization expense will increase modestly.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 10:30 a.m. ET today, Monday, February 14, 2011.  Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors.  To participate in the teleconference, please call 416-644-3414 or 1-800-814-4859.  To access the live audio webcast, please visit IMRIS’s website at www.imris.com.  A taped rebroadcast will be available to listeners following the call until midnight (ET) on February 21, 2011.   To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4407636#.  The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com